06008980

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31206

SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2006 WASH., DC 209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/05 AND ENDING 6/30/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WUNDERLICH SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 POPLAR AVENUE, SUITE 150
(No. and Street)

MEMPHIS (City) TN (State) 38119 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WATKINS UIBERALL, PLLC
(Name – *if individual, state last, first, middle name*)

6584 POPLAR AVENUE, SUITE 200, MEMPHIS, TN 38138
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARY K. WUNDERLICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WUNDERLICH SECURITIES, INC., as of JUNE 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KENNA M. CAGLE STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF SHELBY

MY COMMISSION EXPIRES MARCH 25, 2008

Notary Public

Signature

CHIEF EXECUTIVE OFFICER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wunderlich Securities, Inc.
Memphis, Tennessee

We have audited the accompanying statement of financial condition of Wunderlich Securities, Inc., a wholly owned subsidiary of Wunderlich Investment Company, Inc., (the Company) as of June 30, 2006, and the related statement of changes in financial condition, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wunderlich Securities, Inc. as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Memphis, Tennessee
August 7, 2006

Watkins Uiberall, PLLC

6584 Poplar Avenue, Ste. 200 ◦ Memphis, Tennessee 38138-0606

901-761-2720 ◦ Fax: 901-683-1120 ◦ www.wucpas.com

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENT OF FINANCIAL CONDITION

June 30, 2006

Assets

Cash and cash equivalents	$	2,997,902
Cash segregated under federal and other regulations		25,000
Securities owned, at estimated fair value		139,324
Receivable from clearing organization		1,557,084
Receivable from other brokers or dealers		68,992
Prepaid expenses		323,482
Deferred expenses		331,542
Receivable from affiliates		212,676
Property and equipment, net of accumulated depreciation		585,048
Other assets		257,903
Deferred taxes		198,169
Total assets	$	6,697,122

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	407,839
Accrued commissions and bonuses		1,170,165
Securities sold, not yet purchased, at market value		31,483
		1,609,487
Stockholders' equity:		
Preferred stock, 9% noncumulative, $40 par value; 7,500 shares authorized, issued, and outstanding		300,000
Common stock, $1 par value; 100,000 shares authorized, 98,862 shares issued and 81,362 outstanding at June 30, 2006		81,362
Additional paid-in capital		7,032,977
Accumulated deficit		(594,204)
		6,820,135
Less treasury stock, 17,500 shares, common stock		(1,732,500)
		5,087,635
Total liabilities and stockholders' equity	$	6,697,122

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENT OF CHANGES IN FINANCIAL CONDITION

For the Year Ended June 30, 2006

Revenues:		
Commissions and trading gains	$	22,458,527
Interest and dividend income		596,091
Total revenues		23,054,618
Expenses:		
Employee compensation and benefits		16,569,151
Communications		1,319,405
Occupancy and equipment		1,631,798
Insurance		74,109
Professional fees		1,063,872
Brokerage and clearing costs		739,593
Other selling, general, and administrative expenses		844,531
Total expenses		22,242,459
Income before taxes		812,159
Provision for Federal and State Taxes		
Current		(14,000)
Deferred tax expense		(186,723)
Net income	$	611,436

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended June 30, 2006

	Preferred Stock		Common Stock	
	Shares	Amount	Shares	Amount
Balance at June 30, 2005	7,500	$ 300,000	62,862	$ 62,862
Prior period adjustment	-	-	-	-
Balance at June 30, 2005, as restated	7,500	300,000	62,862	62,862
Sale of stock	-	-	36,000	36,000
Purchase of treasury stock	-	-	(17,500)	(17,500)
Dividends	-	-	-	-
Net income	-	-	-	-
Balance at June 30, 2006	7,500	$ 300,000	81,362	$ 81,362

The accompanying notes are an integral part of the financial statements.

Additional paid-in capital	Accumulated deficit	Treasury Stock	Total stockholders' equity
$ 3,468,977	$ (929,104)	$ -	$ 2,902,735
-	(176,536)	-	(176,536)
3,468,977	(1,105,640)	-	2,726,199
3,564,000	-	-	3,600,000
-	-	(1,732,500)	(1,750,000)
-	(100,000)	-	(100,000)
-	611,436	-	611,436
$ 7,032,977	$ (594,204)	$ (1,732,500)	$ 5,087,635

WUNDERLICH SECURITIES
(A WHOLLY OWNED, SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

For the Year Ended June 30, 2006

Subordinated borrowings at June 30, 2005	$ -
Issuance of subordinated notes	900,000
Payment of subordinated notes	(900,000)
Subordinated borrowings at June 30, 2006	$ -

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENT OF CASH FLOWS

For the Year Ended June 30, 2006

Cash Flows From (Used For) Operating Activities:		
Net income	$	611,436
Adjustments to Reconcile Net Income to Net Cash Provided by (Used For) Operating Activities:		
Depreciation		287,131
Changes Operating Assets and Liabilities:		
Cash segregated under federal and other regulations		75,000
Receivable from clearing organization		(419,959)
Receivables from other brokers or dealers		83,665
Prepaid expenses		(168,055)
Deferred expenses		(118,237)
Receivable from affiliate		(167,500)
Securities owned		310,648
Other assets		250,129
Deferred taxes		186,723
Accrued commissions and bonuses		373,268
Accounts payable and accrued expenses		49,775
Securities sold not yet purchased		(203,884)
Total adjustments		538,704
Net cash from operating activities		1,150,140
Cash Flows Used For Investing Activities:		
Purchase of property and equipment		(410,272)
Cash Flows From Financing Activities:		
Proceeds from issuance of subordinated debt		900,000
Principal payments on subordinated debt		(900,000)
Dividends paid		(100,000)
Redemption of common stock		(1,750,000)
Proceeds from issuance of common stock		3,600,000
Net cash from financing activities		1,750,000

The accompanying notes are an integral part of the financial statements.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

STATEMENT OF CASH FLOWS (CONTINUED)

For the Year Ended June 30, 2006

Net increase in cash and cash equivalents		2,489,868
Cash and cash equivalents beginning of year		508,034
Cash and cash equivalents end of year	$	2,997,902
Supplemental disclosures:		
Cash paid during the year for interest	$	8,738

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

Wunderlich Securities, Inc. (the Company) is a fully disclosed broker-dealer of investment securities. Primarily, the Company is a retail broker, and has branch offices in Memphis, Tennessee, Houston, Texas, St. Louis, Missouri, Chicago, Illinois, New York, New York, Mineola, New York, and Great Neck, New York. Since the Company is a fully disclosed broker-dealer, substantially all of its transactions are cleared through a clearing firm. The Company is a wholly owned subsidiary of Wunderlich Investment Company, Inc.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1(a)(1)), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2006 the Company had net capital of $2,991,537, which was $2,741,537 in excess of its required net capital of $250,000. The Company's net capital ratio was .91 to 1.

Clearing Arrangement

All customer accounts, other than certain mutual funds, are carried with First Clearing, LLC (First Clearing), a member of the New York Stock Exchange and National Financial Services, LLC (National Financial), a member of the New York Stock Exchange. The Company's commissions are collected by First Clearing and National Financial as the Company's clearing firms. The clearing firms remit the commissions, net of clearing charges, to the Company on a bi-monthly basis in the month following the date of the transactions.

Customer Transactions

The Company does not hold any securities in safekeeping for its clients.

Cash and Cash Equivalents

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities Transactions

Proprietary securities transaction in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, with unrealized gains and losses included in operations.

Deposits with Clearing Organization

The Company maintains a margin account with First Clearing and National Financial. Depending on the Company's cash needs or the amount of securities inventory at the time, this account may represent excess cash on deposit or margin loan payable.

Included in receivable from clearing organization are two special deposit accounts the Company is required the Company to maintain at First Clearing and National Financial. The deposit amounts required by First Clearing and National Financial are $100,000 and $250,000, respectively, in cash or cash equivalents. These deposits are maintained in separate interest bearing accounts, which are pledged against margin indebtedness. At June 30, 2006, the balance in the clearing deposit accounts at First Clearing and National Financial amounted to $105,278 and $250,000, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is calculated using both straight-line and accelerated methods over the estimated useful lives of the assets, which range from two to seven years.

Income Taxes

The Company is included in the consolidated federal income tax return of Wunderlich Investment Company, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wunderlich Investment Company, Inc.

The Company has adopted Statement of Financial Accounting Standards Number 109, *Accounting for Income Taxes* (SFAS 109). Under SFAS 109 deferred income taxes arise from temporary differences between the financial statement and tax basis of assets and liabilities. The Company's deferred taxes primarily result from timing differences in the recognition of

depreciation and net operating loss carryforwards for financial reporting and tax reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs for the year ended June 30, 2006 was $96,590.

NOTE 2 – SECURITIES OWNED

Securities owned are carried at estimated fair value and consists of the following as of June 30:

U.S. governmental obligations	$	11,009
State and local government obligations		63,341
Corporate stock		54,974
Corporate bonds		10,000
	$	139,324

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment and the related accumulated depreciation consists of the following at June 30, 2006:

Office furniture and equipment	$	1,408,890
Leasehold improvements		457,956
		1,866,846
Less accumulated depreciation		(1,281,798)
	$	585,048

Depreciation expense for the year ended June 30, 2006 was $287,131.

NOTE 4 – PROFIT SHARING PLAN

The Company has a 401(k) profit-sharing plan for all full time employees. The 401(k) plan provides for voluntary contributions to the plan. The Company matches fifty percent of employee's contributions up to four percent of employee's eligible compensation. The Company's match for the year ended June 30, 2006 was $165,402. In addition to this match the Company may make discretionary profit sharing contributions to this plan. However, for the year ended June 30, 2006, no such contributions were made. Employees become fully vested in employer contributions after three years of service.

NOTE 5 – DEFERRED EXPENSE

Wunderlich Securities, Inc. has entered into employment agreements with certain employees. Wunderlich Securities, Inc. advanced amounts to the employees in return for the employees' commitment to be employed for a specified period. The agreements call for Wunderlich Securities, Inc. to forgive these advances over the employment periods which range from 30 to 60 months. The advances are expensed ratably over the term of the agreements. Total expense for the years ended June 30, 2006 was $167,500 and is included in employee compensation and benefits.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has receivables from related companies as of June 30, 2006 as follows:

Wunderlich Investment Company, Inc.	$	203,427
Wunderlich Capital Markets, Inc.		9,249
	$	212,676

During 2006, the Company paid Wunderlich Investment Company, Inc. $300,000 in recovery of direct overhead expenses and other administrative and management services provided. These amounts are all included in other selling, general, and administrative expenses.

In the year ended June 30, 2006 the Company sold 36,000 shares of common stock to Wunderlich Investment Company, Inc. for $3,600,000 and redeemed 17,500 shares for $1,750,000.

NOTE 7 – INCOME TAXES

The provision for income taxes consisted of the following for the year ended June 30, 2006:

Current:		
Federal	$	14,000
Deferred:		
Federal		133,588
State		53,135
		186,723
	$	200,723

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets at June 30, 2006 are as follows:

Deferred tax assets related to:		
Net operating loss carryforwards		
Federal	$	102,117
State		44,655
Property and equipment, net		
Federal		46,135
State		5,262
	$	198,169
Deferred tax assets		
Federal	$	148,252
State		49,917
	$	198,169

Based on the Company's operating results and projections of future taxable income, management has determined that it is more likely than not that the Company will realize its deferred tax assets.

As of June 30, 2006, the Company had net operating loss carryforwards for state and federal tax purposes. The federal net operating loss amounted to $345,000 and expires June 30, 2025. The state net operating loss amounted to $687,000 and expires between June 30, 2016 and June 30, 2020.

NOTE 8 – OPERATING LEASES

At June 30, 2006, the Company was obligated under various leases for office space and equipment. The future minimum lease payments as of June 30 are as follows:

2007	$ 987,234
2008	828,475
2009	706,258
2010	518,823
2011	408,586
Thereafter	758,397
	$ 4,207,773

Rent expense for the year ending June 30, 2006 was approximately $1,148,389.

As part of a building lease, the Company obtained a letter of credit from a bank in the amount of $280,000. The required amount is reduced by $50,000 per year until the remaining balance equals $80,000. At June 30, 2006, the remaining balance was $80,000.

NOTE 9 – STOCK-BASED COMPENSATION

The Company has established an incentive stock option plan, Wunderlich Securities, Inc. 2000 Long-Term Incentive and Compensation Plan (the Plan). The purpose of the Plan is to promote the Company's long-term growth and profitability by providing the Company's employees with incentives to improve stockholder value. The Plan permits the granting of stock options on the common stock of the Company's sole stockholder, Wunderlich Investment Company, Inc.

The options are granted at an exercise price equal to the estimated fair value and employees vest over a three-year period beginning in the third year after the grant. The options expire on the sixth anniversary of issuance. Options currently outstanding expire between 2007 and 2012. Additional information with respect to the Company's outstanding stock options is set forth below:

	Weighted Average Price	Number
Options:		
Outstanding, beginning of year	$ 18.31	85,231
Expired	15.00	(4,414)
Granted	18.00	11,152
Outstanding, end of year	$ 18.43	91,969

The following table summarizes information about stock options at June 30, 2006:

Exercise Price	Options Outstanding	Weighted Average Contractual Life
$ 26.97	10,000	1.25 years
24.51	4,877	1.25 years
26.97	1,445	1.25 years
25.00	3,000	1.50 years
27.00	605	2.00 years
29.70	470	2.00 years
20.00	10,830	3.00 years
15.00	18,930	4.00 years
15.00	30,660	5.00 years
18.00	11,152	6.00 years
	91,969	3.87 years

NOTE 10 – PRIOR PERIOD ADJUSTMENT

During the year ended June 30, 2006, the Company discovered an error in the calculation of the receivable from the clearing company. The effect of the adjustment was to reduce both accounts receivable and retained earnings by $176,536.

WUNDERLICH SECURITIES, INC.
(A WHOLLY OWNED SUBSIDIARY OF WUNDERLICH INVESTMENT COMPANY, INC.)

COMPUTATION OF NET CAPITAL UNDER RULE 15(c) 3-1 (a) (1) UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2006

Total capital per financial statements	$	5,087,635
Add:		
Other (deductions) or allowable credits		-
Deductions:		
Total nonallowable assets		(2,080,694)
Net capital before haircuts on securities positions		3,006,941
Haircuts on securities positions:		
Exempted securities		(4,647)
Debt securities		(300)
Other securities		(10,457)
Certificate of deposit		-
Net capital	$	2,991,537

Computation of Basic Net Capital Requirement

Aggregate indebtedness	$	2,728,288
Net capital requirement	$	250,000
Excess net capital	$	2,741,537
Aggregate indebtedness to net capital		91%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences that exist between the net capital computation above and the computation included in the corresponding amended unaudited FOCUS Report, Form X-17 A-5, Part II for June 30, 2006, as filed on August 28, 2006.

WATKINS UIBERALL

Watkins Uiberall, PLLC
Certified Public Accountants & Financial Advisors
Independent Member of BKR International

Sanford J. Blockman, CPA
David B. Jones, CPA, CFP
Steven H. Leib, CPA, PFS
David K. Palmer, CPA
Sherry S. Perry, CPA
Jeffrey L. Thomason, CPA
Michael D. Uiberall, CPA
B. Cobene Watkins, CPA, CMPA
William H. Watkins, Jr., CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Wunderlich Securities, Inc.

In planning and performing our audit of the financial statements of Wunderlich Securities, Inc. (the Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

6584 Poplar Avenue, Ste. 200 • Memphis, Tennessee 38138-0606

901-761-2720 • Fax: 901-683-1120 • www.wucpas.com

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Memphis, Tennessee
August 7, 2006

Watkins Uiberall, PLLC